October 4, 2013

Securities and Exchange Commission

100 F Street

Washington, DC 20549-60000

Attention: Russell Mancuso, Branch Chief

Re:	Symmetry Medical Inc.
Form 10-K for Fiscal Year Ended December 29, 2012
Filed March 8, 2013
Form 10-Q for Fiscal Quarter Ended June 29, 2013
Filed August 8, 2013
Response dated August 2, 2013
Response dated September 6, 2013
File No. 001-32374

Dear Mr. Mancuso:

We are in receipt of your letter dated September 20, 2013 regarding the above referenced forms and responses. In reply thereto, we respectfully submit the following responses:

Form 10-K for Fiscal Year Ended December 29, 2012

Item 9A. Controls and Procedures, page 93

1.	Please provide us your analysis of whether your amended Form 10-K should include disclosures addressing the currently disclosed conclusions regarding effective controls and procedures in light of the changes to your compensation disclosure mentioned in your response to prior comment 3.

Response

We propose to revise the disclosures addressing disclosure controls and procedures in an amendment to our Form 10-K as follows:

Evaluation of Disclosure Controls and Procedures.  In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), as of the end of the period covered by this Annual Report on Form 10-K, the Corporation’s management evaluated, with the participation of the Corporation’s Chief Executive Officer and Senior Vice President and Chief Financial Officer, the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and Senior Vice President and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K to ensure that information required to be disclosed by the Corporation in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission rules and forms, and to ensure that information required to be disclosed by the Corporation in the reports it files or submits under the Exchange Act is accumulated and communicated to the Corporation’s management, including its Chief Executive Officer and Senior Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure.

Subsequent to the initial filing of this Form 10-K on March 8, 2013 and the filing of the Corporation's definitive proxy statement on March 15, 2013, the Corporation became aware of issues related to executive compensation reporting.  Specifically, through correspondence with the U.S. Securities & Exchange Commission's Division of Corporation Finance Staff and its own internal review, the Corporation determined that the Summary Compensation and Grant of Plan-Based Awards tables were not in compliance with the relevant provisions of Item 402 of Regulation S-K.  In light of that determination, the Corporation’s management, with the participation of the Corporation’s Chief Executive Officer and Senior Vice President and Chief Financial Officer, re-evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures.  Based upon their re-evaluation of these disclosure controls and procedures, the Chief Executive Officer and Senior Vice President and Chief Financial Officer concluded that the disclosure controls and procedures were not effective as of the end of the period covered by this Annual Report on Form 10-K.

Directors, Executive Officers and Corporate Governance, page 94

2.	When you revise your Form 10-K as indicated in your response to prior comment 2, please clarify that the cease and desist order does not provide that the internal auditor's report was a "draft" as indicated in your proposed disclosure. The order also indicates that:

•	The internal auditor provided Mr. Hite and Symmetry Medical's independent auditor with the status report for submission to Symmetry Medical's audit committee for consideration at its next meeting.

•	In the report, the internal auditor claimed to have identified problematic bill-and-hold transactions and asserted that your subsidiary did not provide requested evidence. Therefore, the internal audit report identified actual accounting and control issues – not merely potential issues as you indicate in your proposed disclosure – and implied the presence of deeper problems.

Please clarify your disclosure accordingly.

Response:

We propose to revise the disclosures regarding Mr. Hite as follows:

In 2007, the Company discovered accounting irregularities at its Sheffield, UK operating unit, resulting in a restatement of certain financial reports and an SEC inquiry. In July 2006, Mr. Hite received a ~~draft~~ status report from the Company's internal auditor for submission to the Company's audit committee for consideration at its next meeting that claimed to have identified problematic transactions at the Sheffield unit, asserted that Sheffield personnel had not provided requested evidence, and implied the potential presence of deeper accounting issues ~~at the Sheffield unit~~ there. The report ~~and~~  also sought permission to solicit outsourcing proposals from "Big Four" accounting firms to provide internal control testing and financial audits at the unit due to staffing limitations in the internal audit department. Although Mr. Hite provided the ~~draft~~ report to the Company's controller and its independent accounting firm, and discussed its contents with them and with the internal auditor, he did not provide a copy of the report to the Audit Committee. Following the internal auditor's resignation shortly thereafter, Mr. Hite hired a new internal auditor and directed her to focus her efforts on the issues at the Sheffield unit. He also subsequently expanded the internal audit department to include four individuals, one of whom is located in the Sheffield facility.

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.267.8700 •F:+1.574.267.4551 •www.symmetrymedical.com

On January 30, 2012, without admitting or denying the Commission's findings therein, the Company and Mr. Hite consented to the entry of an order in which the Commission found, among other things, that in failing to deliver the internal auditor's draft report to the Audit Committee, Mr. Hite circumvented the Company's internal accounting controls in violation of Section 13(b)(5) of the Securities Exchange Act of 1934 (the "Exchange Act") and was a cause of the Company's violation of Section 13(b)(2)(B) of the Exchange Act. Pursuant to the order, Mr. Hite agreed to (i) cease and desist from committing or causing any violations or future violations of Section 13(b)(5) of the Exchange Act and Section 304(a) of the Sarbanes-Oxley Act of 2002, and from causing any violations and any future violations of Section 13(b)(2)(B) of the Exchange Act, (ii) pay a civil monetary penalty, and (iii) reimburse the Company for incentive compensation received during the statutory time periods established by the Sarbanes-Oxley Act.

We appreciate your assistance with our disclosure requirements and hope that the information provided above is responsive to your comments and adequately addresses your concerns. In providing this response, we acknowledge that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in our public filings;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you need further explanation or have follow up questions, please feel free to contact us by mail (3724 North State Road 15, Warsaw, IN 46582) or by fax (574.267.4551).

Yours very truly,

Symmetry Medical Inc.

By: /s/ David C. Milne
David C. Milne SVP of Human Resources, General Counsel and Corporate Secretary

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.267.8700 •F:+1.574.267.4551 •www.symmetrymedical.com